

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2023

Julie Z. Weedman
Senior Vice President and CFO
Golden Minerals Company
350 Indiana Street, Suite 650
Golden, Colorado 80401

Re: Golden Minerals Company
Form 10-K for the fiscal year ended December 31, 2021
Filed March 23, 2022
File No. 001-13627

Dear Julie Z. Weedman:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation